Monthly Report - February, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,158,420        9,481,687
Change in unrealized gain (loss) on open            3,538,657      (2,482,018)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (13,672)           64,218
      Treasury obligations
Interest Income 			              103,008          206,698
Foreign exchange gain (loss) on margin deposits      (69,809)          108,014
				                 ------------    -------------
Total: Income 				            7,716,604        7,378,599

Expenses:
   Brokerage commissions 		            1,028,850        2,036,971
   Management fee 			               43,010           83,615
   20.0% New Trading Profit Share 	              138,888          138,888
   Custody fees 		       	                    0                0
   Administrative expense 	       	               99,079          198,433
					         ------------    -------------
Total: Expenses 		                    1,309,827        2,457,907
Net Income(Loss)			   $        6,406,777        4,920,692
for February, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (179,407.222    $     4,360,642    216,141,315    220,501,957
units) at January 31, 2017
Addition of 		 	              0      1,473,699      1,473,699
995.591 units on February 1, 2017
Redemption of 		 	              0    (3,408,879)    (3,408,879)
(2,753.885) units on  February 28, 2017*
Net Income (Loss)               $       148,890      6,257,887      6,406,777
for February, 2017
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2017
(177,702.654 units inclusive
of 53.726 additional units) 	      4,509,532    220,464,022    224,973,554
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2017 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.86% 	   2.10%  $    1,221.19	  158,392.732 $   193,427,473
Series 2       2.67% 	   2.26%  $    1,556.70	        6.799 $        10,584
Series 3       2.69% 	   2.30%  $    1,580.70	   16,076.401 $    25,411,940
Series 4       3.41% 	   3.20%  $    1,897.76	    3,226.722 $     6,123,557

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					March 17, 2017
Dear Investor:

Profits in February were due to gains from long interest rate and equity futures positions, and from trading of foreign exchange forwards. Trading of commodity futures was slightly unprofitable.

Long positions in German interest rate futures benefitted from a flight to safety ahead of upcoming French and Dutch elections. Long positions in U.S., British and Canadian interest rate futures were also slightly profitable.

Signs of improving growth in the U.S., Europe, and China, firm commodity prices, and continued accommodation in monetary policy worldwide underpinned equities. Consequently, long positions in U.S., European, British and Australian stock index futures posted gains. A short vix position and a short South African index trade were profitable as well.

Short dollar trades against the currencies of several emerging market, commodity producing and high interest rate countries registered gains.
In addition, long U.S. dollar positions against the euro and other European currencies--areas where monetary policies are still highly accommodative-- were profitable. A long dollar/short sterling trade was also profitable due to Brexit and renewed Scottish independence concerns.

Trading of commodity futures was fractionally unprofitable due to losses from short corn and wheat positions, and from trading of metal futures, especially copper and gold. Trading of energy, soft commodity and livestock futures were each nearly flat.




  					Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman